ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

March 24, 2011

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: ARMOUR Residential REIT, Inc.

Form S-3D Filed on March 21, 2011

File No. 333-172972

Dear Mr. Kluck:

The undersigned, as Co-Chief Executive Officer of ARMOUR Residential REIT, Inc. (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form S-3D, File No. 333-172972 (the "Registration Statement"), filed with the Commission on March 21, 2011, together with all amendments and exhibits thereto.

The Registration Statement has not been declared effective and no shares of common stock of the Company have been or will be issued or sold under the Registration Statement. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments, or if you require further information or documentation regarding the foregoing, please do not hesitate to contact Mark Liu at (305) 982-5693.

Very truly yours,

ARMOUR Residential REIT, Inc.

By: /s/ Jeffrey J. Zimmer

Jeffrey J. Zimmer

Co-Chief Executive Officer